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SE[barcode] 06008004 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ETECH SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 N. SANTA ANITA AVE. SUITE 800
(No. and Street)

ARCADIA (City) CA (State) 91006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICK JAY LIANG 626-821-1008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHRISTINA WANG & CO. CPA
(Name – *if individual, state last, first, middle name*)

2760 S. HACIENDA BLVD. (Address), HACIENDA HTS. (City), CA (State) 91745 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 9 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 8 2006
WASH, D.C.
182

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NICK J. LIANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ETECH SECURITIES, INC., as of FEBRUARY 27, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL PURPOSE ACKNOWLEDGMENT

STATE OF CALIFORNIA

COUNTY OF Los Angeles

On Feb. 27, 2006

before me, Wendy A. Corzatt

a Notary Public in and for said State, personally appeared

NICK LIANG

personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

WENDY A. CORZATT
COMM. #1500295
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Commission Expires July 12, 2008
PRS-1

Signature Wendy A. Corzatt

(This area for official notarial seal)

ATTENTION NOTARY: Although the information requested below is OPTIONAL, it could prevent fraudulent attachment of this certificate to another document.

THIS CERTIFICATE **MUST** BE ATTACHED TO THE DOCUMENT DESCRIBED AT RIGHT.

Title of Document Type OATH or AFFIRMATION

Number of Pages 1

Date of Document Feb 27 2006

Signer(s) Other Than Named Above None

ETECH SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

TABLE OF CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
BALANCE SHEET DECEMBER 31, 2005	2
STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005	
INCOME	3
STOCKHOLDERS' EQUITY	4
CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-9
INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION	10
SUPPLEMENTAL INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2005	
COMPUTATION FOR NET CAPITAL	11
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT	12
REPORT ON INTERNAL CONTROL	13-14
OPERATING EXPENSES	15

CHRISTINA HSI & COMPANY
CERTIFIED PUBLIC ACCOUNTANT

2760 SOUTH HACIENDA BLVD.
HACIENDA HEIGHTS, CA 91745

TEL: (626) 336-7522
FAX: (626) 369-6198

INDEPENDENT AUDITOR'S REPORT

To Board of Directors of
ETECH SECURITIES, INC.

I have audited the accompanying balance sheet of **ETECH SECURITIES, INC.**, as of December 31, 2005, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial statements of **ETECH SECURITIES, INC.**, as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

CHRISTINA HSI & CO., CPA

Hacienda Heights, California
February 3, 2006

ETECH SECURITIES, INC.

BALANCE SHEET

DECEMBER 31, 2005

ASSETS

Cash	$115,841
Commission receivable	133,693
Property and equipment, at cost, less accumulated depreciation of $175,944	38,882
Deposits	23,701
Start-up expenditures, at cost, less accumulated amortization of $93,786	--
Lease interest, at cost, less accumulated amortization of $4,973	--
	$312,117

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued expenses	$110,639
Commitments and contingent liabilities	
Stockholders' equity:	
Common stock, no par value, authorized 100,000,000 shares, outstanding 420,000 shares	420,000
Paid-in capital	63,000
[Deficits]	[281,522]
Total stockholders' equity	201,478
	$312,117

The accompanying notes are an integral part of these financial statements.

ETECH SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

Revenues:	
Fee (commission and training)	$2,052,415
Interest income	1,078
Total	2,053,493
Expenses:	
Employee compensation and related payroll taxes	187,768
Commission	1,124,988
Communications and data processing	102,665
Occupancy	148,207
Operating expenses	475,902
	[2,039,530]
Income before income taxes	13,963
Provision for income tax	800
NET INCOME	$ 13,163

The accompanying notes are an integral part of these financial statements.

ETECH SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common Stock, No Par Value; 100,000,000 Shares Authorized				
	Number of Shares Issued	Amount	Paid-in Capital	[Deficits]	T o t a l
Balance Beginning of Year	420,000	$420,000	$63,000	$[294,685]	$188,315
Net Income	-	-		13,163	13,163
Balance End of Year	**420,000**	**$ 420,000**	**$63,000**	**$[281,522]**	**$201,478**

The accompanying notes are an integral part of these financial statements.

ETECH SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities		
Net Income		$13,163
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and amortization	$35,061	
Decrease/[Increase] in:		
Commission receivable	[27,959]	
Deposits	[3,600]	
Increase/[Decrease] in:		
Accrued expenses	52,272	
Total adjustments		55,774
Net Cash Provided by Operating Activities		68,937
Cash Flows from Investing Activities		
Acquisition of property and equipment		[8,524]
Net Increase in Cash		60,413
Cash - Beginning of Year		55,428
CASH - END OF YEAR		**$115,841**

The accompanying notes are integral part of these financial statements.

ETECH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. - ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a California Corporation that incorporated on February 25, 2000.

2. - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of service, including training, principal transactions and agency transaction.

Property and Equipment
Properties and equipment are stated at cost. The costs are charged against income over their estimated useful lives, using the straight-line method of depreciation. Repairs and maintenance, which are not considered betterments and do not extend the useful life, are charged to expense as incurred. When property and equipment are retired or otherwise disposal of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in income.

Start-up Expenditures
Start-up expenditures consist principally of consulting, registration and others. Such costs are capitalized and are amortized over a five-year period. Amortization charged to operations was $8,968.

Lease Interest
Lease interest includes initial payment for automobile lease. Such expense is capitalized and is amortized over a three-year period.

ETECH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

Income Taxes
The provision for income taxes is based on income and expense reported in the financial statements which may differ from that reported for income tax purposes. Accordingly, deferred income taxes are provided in recognition of temporary differences. These differences arise principally from the use of accelerated method of depreciation of income tax purposes.

Depreciation and Amortization
Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Start-up expenditures are amortized over five years.

Statement of Cash Flows
For purpose of the Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

3. - PROPERTY AND EQUIPMENT

Major categories of property and equipment, including their depreciable lives are as follows:

	Cost	Lives
Machinery and equipment	$131,185	3-5 years
Office furniture and fixtures	41,333	7-10 years
Leasehold improvements	42,308	7-10 years
	214,826	
Less accumulated depreciation	[175,944]	
Net	$ 38,882	

ETECH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

4. - COMMITMENTS AND CONTIGENT LIABILITIES

(a) The Company rented its headquarter facilities on a month-to-month basis. Total rent paid to the lease was $94,699 for the year ended December 31, 2005. The Company is in the processing of relocation.

(b) The Company leased its branch facilities under three-year lease term. The terms of the lease provide for a monthly lease payment of $4,090 per month at four percents index per year and such lease expires on September 30, 2007.

Year Ending	Amount
December 31, 2006	$91,154
December 31, 2007	39,814

(c) The Company leased another office facilities under one-year lease term on December 11, 2005. The terms of the lease provide for a monthly lease payment of $1,800 and such lease expires on December 31, 2006.

The rent expense for the year ended December 31, 2005 was $148,207

(d) Minimum commitments for automobile leases were as follows:

Year Ending	Amount
December 31, 2006	$38,969
December 31, 2007	15,575

The Company leases automobiles at $3,247 per month under operating leases, which expire in various dates. Auto lease payments for the year ended December 31, 2005 was $35,283.

(e) The Company is not required to obtain error and omission insurance under the current regulations, however, the Company may have a signification degree without insurance. The Company has not recorded estimated liabilities for uninsured risks under that the Company management believes the loss and materiality are remote. The financial condition and net income of the Company in future periods could be adversely affected.

ETECH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

5. - INCOME TAXES

The provision for income taxes at December 31, 2005 consists of the follows:

State franchise tax expense	$800

6. - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not withdrawn or cash dividends paid if the resulting net capital ratio would exceed 8 to 1. At December 31, 2005, the Company has net capital of $138,895 which was $132,859 is excess of its required net capital of $6,036. The Company's aggregate indebtedness to net capital ratio was 0.7966 to 1.

7. - SUPPLEMENT CASH FLOWS INFORMATION

Income tax payments for year ended December 31, 2005 amount to $800.

CHRISTINA HSI & COMPANY

CERTIFIED PUBLIC ACCOUNTANT

2760 SOUTH HACIENDA BLVD.
HACIENDA HEIGHTS, CA 91745

TEL: (626) 336-7522
FAX: (626) 369-6198

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To Board of Directors of
ETECH SECURITIES, INC.

I have audited the accompanying financial statements of **ETECH SECURITIES, INC.**, as of December 31, 2005, and for the year then ended, and have issued my report thereon dated February 3, 2006. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 11-15 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rules 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

CHRISTINA HSI & CO., CPA

Hacienda Heights, California
February 3, 2006

ETECH SECURITIES, INC.

COMPUTATION FOR NET CAPITAL UNDER RULE 15C-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Net Capital		
Total stockholders' equity		$201,478
Deduction and/or charges:		
Nonallowable assets:		
Nonallowable assets:		
Net property and equipment	$ 38,882	
Deposits	23,701	
Total Deduction and/or charges		62,583
NET CAPITAL		**$138,895**
Aggregate indebtedness		
Items included in statement of financial statement:		
Accrued expenses		$110,639
Computation of basis net capital requirement		
Minimum net capital required		$6,036
Ratio: Aggregate indebtedness to net capital		0.7966 to 1
Reconciliation with the company's computation		
Net Capital, as reported in Company's unaudited FOCUS report		$183,219
Allowable assets erroneously reported as nonallowable:		
Audit adjustments to correct overstated income		[2,229]
Audit adjustments to correct understated expenses		[42,095]
Net Capital per above		$138,895

See Independent Auditor's Letter on supplemental information.

ETECH SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15C-3 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Credit balances	
Free credit balances and other credit balances in customers' security accounts	- $0 -
Monies borrowed collateralized by securities carried for the accounts of customers	- 0 -
Monies payable against customers' securities loaned	- 0 -
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	- 0 -
Credit balances in firm accounts that are attributable to principal sales to customers	- 0 -
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	- 0 -
Market value of short security count differences over thirty calendar days old	- 0 -
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days	- 0 -
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	- 0 -
Total credit items	- 0 -

See Independent Auditor's Letter on supplemental information.

CHRISTINA HSI & COMPANY
CERTIFIED PUBLIC ACCOUNTANT

2760 SOUTH HACIENDA BLVD.
HACIENDA HEIGHTS, CA 91745

TEL: (626) 336-7522
FAX: (626) 369-6198

Board of Directors
ETECH SECURITIES, INC.

In planning and performing my audit of the financial statements and supplemental schedules of **ETECH SECURITIES, INC.** (the Company), for the year ended December 31, 2005, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Christina Hsi & Co., CPA
Hacienda Heights, California
February 3, 2006

ETECH SECURITIES, INC.

SCHEDULE OF OPERATING EXPENSES

YEAR ENDED DECEMBER 31, 2005

Operating Expenses	
Accounting	$4,865
Advertising	12,200
Amortization	8,968
Automobile	26,126
Auto leasing	35,283
Bank service charges	693
Consulting	21,371
Contribution	3,500
Depreciation	26,093
Dues and subscriptions	16,946
Insurance	42,938
Meal and entertainment	7,307
Miscellaneous	8,561
Office	32,765
Postage	1,528
Printing	5,968
Professional	33,783
Repair and maintenance	9,447
Seminar	4,442
Taxes and licenses	9,906
Trade show	14,879
Training	30,928
Travel	117,405
TOTAL OPERATING EXPENSES	**$ 475,902**

See Independent Auditor's Letter on supplemental information.